Exhibit 99.1

company statement

For media enquiries please contact Michael Priebe on
Tel: 61 2 8274 5304 Mob: 0418 482 514. For
investor/analyst enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011

24 March 2005

Baryulgil

As announced on 21 December 2004, James Hardie, the NSW Government, the ACTU, Unions NSW and asbestos support groups have signed a non-binding Heads of Agreement for James Hardie to provide long-term funding to a Special Purpose Fund for use in meeting asbestos-related personal injury and death claims against former James Hardie group subsidiaries Amaca Pty Ltd, Amaba Pty Ltd and ABN60 Pty Ltd.

In the absence of clarity on the liability position of Marlew Mining Pty Ltd (formerly Asbestos Mines Pty Ltd), Amaca Pty Ltd and ABN60 Pty Ltd, James Hardie is reviewing their status in the context of the Baryulgil mine and the proposed Special Purpose Fund and the principles agreed to and set out in the Heads of Agreement. In the meantime, the current position and some relevant history is set out below.

Between 1940 and 1944, Asbestos Mines Pty Ltd was owned by Wunderlich Ltd, a company not related to the James Hardie group. Between 1944 and 1953, a former James Hardie subsidiary (now Amaca Pty Ltd) owned an interest in Asbestos Mines Pty Ltd via a joint venture with Wunderlich Ltd. From 1954 until 1976, Asbestos Mines Pty Ltd was a wholly-owned subsidiary of James Hardie Industries Ltd (now ABN60 Pty Ltd). In 1976, Asbestos Mines Pty Ltd (later renamed Marlew Mining Pty Ltd) was sold to Woodsreef Mines Ltd, since renamed Mineral Commodities Ltd (a company listed on the Australian Stock Exchange).

Any proven asbestos related personal injury and death claims from members of the Baryulgil community against the Medical Research and Compensation Foundation subsidiaries Amaca Pty Ltd or Amaba Pty Ltd, or against the former James Hardie entity ABN60 Pty Ltd are the responsibility of those entities and would fall within the scope of the funding arrangements anticipated in the Heads of Agreement.

James Hardie does not have any involvement in decisions regarding the defence, conduct or settlement (if applicable) of those claims, or of any claims against Marlew Mining Pty Ltd.

We understand that the workforce of the Baryulgil asbestos mine was never more than 40 people at any one time and that through the early 1940s to the closure of the mine in 1979 the total workforce was approximately 350 people. Some of these employees only worked in the mine for a period of days. The population of the Baryulgil township oscillated between around 100 and 200 people.

James Hardie and the NSW Government are continuing to work towards settling the terms of a binding agreement setting out the detailed arrangements to implement the principles agreed to in the Heads of Agreement signed on 21 December 2004.

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

Michael Priebe
Telephone: 61 2 8274 5304
Mobile: 0418 482 514
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

ATTACHMENT – A Brief History of the Baryulgil Mine

YEAR

1918	Asbestos deposit is discovered at Baryulgil. [1]

1940	Wunderlich Ltd begins developing the same deposits.[2]

Note: Wunderlich is not a member of, and has never been a related body corporate of, the James Hardie group.

Note: Wunderlich eventually became Seltsam Ltd.

1944	Wunderlich Ltd and James Hardie & Coy Pty Ltd (now Amaca Pty Ltd) commence a joint venture to operate the mine at Baryulgil in the name of Asbestos Mines Pty Ltd.

1953	James Hardie & Coy Pty Ltd purchases the remaining 50% interest in Asbestos Mines Pty Ltd from Wunderlich Ltd.

1954	Ownership of Asbestos Mines Pty Ltd is transferred to James Hardie Asbestos Ltd.

Note: James Hardie Asbestos Ltd was subsequently renamed James Hardie Industries Ltd, now ABN 60.

1976	Asbestos Mines Pty Ltd is sold by James Hardie Asbestos Ltd to Woodsreef Mines Ltd, which continued to operate the mine.

Notes: Asbestos Mines Pty Ltd was later renamed Marlew Mining Pty Ltd. Marlew Mining Pty Ltd subsequently went into liquidation.

Woodsreef became Mineral Commodities Ltd. Mineral Commodities Ltd is currently listed on the ASX (ASX Code MRC).

1979	Woodsreef ceased mining operations at Baryulgil.

Note: Woodsreef continued to conduct exploration in the area. A House of Representatives Report states its activities in the area were ongoing until 1983.[3]

[1]	House of Representatives Standing Committee on Aboriginal Affairs, The Effects of Asbestos Mining on the Baryulgil Community, 1984, P. 11.

[2]	McCulloch, J., Asbestos, University of Queensland Press, St Lucia, 1986 , P. 134

[3]	House of Representatives Standing Committee on Aboriginal Affairs, Op Cit, P. 53

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.